UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File Number 001-38730

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Linde Retirement Savings Plan
Linde Inc.
10 Riverview Drive
Danbury, CT 06810-6268

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Linde plc

Forge
43 Church Street West
Woking, Surrey GU21 6HT
United Kingdom

Linde Retirement Savings Plan
Index

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Administration and Investment Committee for the Linde U.S. Retirement Plans,
Plan Administrator, and Plan Participants
Linde Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Linde Retirement Savings Plan (the “Plan”) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) (Schedule H – Line 4i) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2020.

/s/ CohnReznick LLP

Hartford, Connecticut

June 28, 2023

Linde Retirement Savings Plan
Statements of Net Assets Available for Benefits
as of December 31, 2022 and 2021

	December 31,
	2022	2021
Assets:
Cash	$98,114	$907,387
Investments:
Investments, at fair value (Notes 6 and 7)	2,135,706,190	2,555,858,950
Investments, at contract value (Note 8)	277,824,196	291,814,506
Total Investments	2,413,530,386	2,847,673,456
Receivables:
Employer contributions	361,803	331,495
Notes receivable from participants	41,057,977	40,640,878
Total Receivables	41,419,780	40,972,373
Total Assets	2,455,048,280	2,889,553,216

Liabilities:
Accrued expenses	14,406	12,409
Total Liabilities	14,406	12,409
Net Assets Available for Benefits	$2,455,033,874	$2,889,540,807
The accompanying notes are an integral part of these financial statements.

Linde Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2022

Additions to (Deductions from) Net Assets
Contributions:
Participants	$84,003,996
Employer	40,389,713
Rollovers from other plans	12,095,125
Total contributions	136,488,834
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	(370,226,167)
Interest and dividends	9,630,316
Total net investment income (loss)	(360,595,851)
Interest income on notes receivable from participants	1,860,744

Benefit payments to participants	(211,404,701)
Administrative expenses	(855,959)
Total deductions	(212,260,660)

Net Increase (Decrease) in Net Assets Available for Benefits	(434,506,933)

Net Assets Available for Benefits
Beginning of year	2,889,540,807
End of year	$2,455,033,874

The accompanying notes are an integral part of these financial statements.

Linde Retirement Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

Note 1 - Inception of the Plan
Praxair, Inc. established The Savings Program for Employees of Praxair, Inc. and Participating Subsidiary Companies on July 1, 1992. Effective July 1, 2002, the Plan was renamed the Praxair Retirement Savings Plan.
Effective September 1, 2020, Praxair, Inc. legally changed its name to Linde Inc (the “Company”) and the Praxair Retirement Savings Plan was renamed the Linde Retirement Savings Plan (the “Plan”).
Effective October 11, 2021, Praxair Distribution, Inc. was renamed Linde Gas & Equipment Inc. ("LG&E"), and Linde Gas North America, LLC was merged with and into LG&E.
Note 2 - Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Plan document, as amended, for a complete description of the Plan's provisions. The following information does not apply to employees covered under a bargaining unit agreement. Employees covered under a collective bargaining agreement should refer to such agreement for the terms applicable to them.
General
The Plan is a defined contribution plan and is administered by the Administration and Investment Committee for the Linde U.S. Retirement Plans (the “Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as amended. The Trustee of the Plan’s assets is Fidelity Management Trust Company (“Fidelity”).

Eligibility
All regular full-time employees (as defined in the Plan) of the Company and any of its affiliates that have adopted the Plan are eligible to participate in the Plan. Part-time employees (as defined in the Plan) of the Company and its participating affiliates are eligible to participate in the Plan following their completion of certain minimum service requirements as set forth in the Plan.
Contributions
Participant contributions to the Plan are made through payroll deductions. Contributions for all Plan participants are calculated as a percentage of compensation (as defined in the Plan) based on contribution limits established by the Administrator. Non-highly compensated employees (as defined in the Internal Revenue Code (the “Code”)) are allowed to contribute between 1% and 40% of their eligible compensation on either a before-tax, after-tax, or Roth basis in any combination. Highly compensated employees are allowed to contribute between 1% and 20% of eligible compensation, in any combination of before-tax, after-tax or Roth contributions.
The Plan must meet the actual deferral percentage tests in Section 401(k)(3)(A) of the Code. All participants’ before-tax contributions are limited, however, to an indexed annual amount prescribed by the Internal Revenue Service (the “IRS”), which amounted to $20,500 in 2022. All employees who are eligible to make deferrals under the Plan and who have attained age 50 before the close of the Plan year, may elect to make additional “catch-up” contributions for the Plan year. The maximum catch-up contribution amount permitted under the Code was $6,500 in 2022.
Participants are able to designate part or all of their future contributions as Roth 401(k) contributions. Roth 401(k) contributions are made on an after-tax basis and are eligible for Company matching contributions. The combined Roth 401(k) and pre-tax 401(k) contributions cannot exceed the annual IRS or Plan limits specified above.
Participants meeting certain minimum age and/or Plan participation requirements are able to convert part or all of their 401(k) pre-tax and Company contribution account balances into designated Roth 401(k) account balances.

Amounts converted to Roth 401(k) are subject to income tax in the year of conversion, but are free from income tax upon distribution, as long as it has been at least five years since the participant first made Roth contributions (including the conversion) to the Plan and the participant is at least age 59 1/2.
All newly hired eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 5% of eligible compensation, unless the employee affirmatively elects not to participate in the Plan or elects to participate at a different rate. Prior to being automatically enrolled in the Plan, each newly hired eligible employee is provided a notice of the Plan’s automatic enrollment provisions and is given a period of time during which to opt out of Plan participation. Newly hired eligible employees may also voluntarily elect to enroll in the Plan with an effective date prior to the date they would otherwise

Linde Retirement Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

be automatically enrolled and may elect a contribution rate other than 5% of eligible compensation. All participants, including those who are automatically enrolled, may change or suspend their level of Plan contributions at any time.
Except for those employed by the Company's LG&E business unit, the Company matching contribution available to a Plan participant is determined based on the component of the Plan in which the participant participates. For all Plan participants hired after April 30, 2002 and those Plan participants hired prior to May 1, 2002 who elected to be covered by the Account-Based Design feature of the Plan, the Plan provides for a Company matching contribution equal to 100% of the first 5% of compensation contributed by the participant. For Plan participants who were employees of the Company as of April 30, 2002, and elected to be covered under the Traditional Design feature of the Plan, the Plan provides for a Company matching contribution equal to 70% of the first 2 1/2% of the participant’s compensation contributed to the Plan and 40% of the next 5% of the participant’s compensation contributed to the Plan. The Company matching contributions are made in cash and immediately invested in accordance with the participant’s investment directions.

In lieu of the Company matching contributions and other Company contributions described above, Plan participants who are regular/full-time employees of LG&E are immediately eligible for Company contributions as outlined below. Part-time employees of LG&E are only eligible to receive Company contributions under the Plan after their completion of certain minimum service requirements as set forth in the Plan.
The Company will make a contribution on behalf of eligible LG&E participants according to the following table. One age point is granted for each year of age, and one point for each full year of Company service. Points are determined at the beginning of the Plan year. The Company contribution is a percent of compensation (as defined in the Plan). The contribution will be made at the end of each pay period. Participants not employed by LG&E are not eligible to receive these Company contributions.

Age and Service Points	Under 30 points	30 - 39 points	40 - 49 points	50 - 54 points	55 or more points
Company contribution	2.0%	2.5%	3.0%	4.0%	5.0%
Participants’ Account Activity
Participant accounts are credited with participant and Company contributions and investment returns which are based upon each participant’s investment direction. Participant accounts are charged for withdrawals and other Plan administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Except as provided below, participants are fully vested in their Plan account balances at all times. Participants employed by LG&E are at all times fully vested in their own contributions and rollover contributions. Participants employed by LG&E become fully vested in Company contributions after completing three years of service. Unvested Company contributions are forfeited following separation from the Company and may be used to reduce future Company contributions or for Plan expenses.
Investment Options
Plan participants may, subject to certain restrictions, direct the investment of their Plan accounts among various investment options offered by the Plan listed below:

Mutual Funds
Self-Directed Brokerage Account (“BrokerageLink”)
Linde Stock
Common Trusts
Stable Value Fund
Participants may change the investment election of their contributions and existing balances at any time.
Dividend Payout on Company Stock
A portion of the Plan consisting of Linde Stock has been designated as an Employee Stock Ownership Plan (“ESOP”). A dividend payout feature allows participants to elect to receive any future dividends from Linde Stock in cash as taxable distributions, rather than having such dividends reinvested in the Plan. The designation as an ESOP has no other effect on benefits under the Plan.

Linde Retirement Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

Withdrawals and Distributions
Plan participants may generally withdraw after-tax contributions from their account balances while working and, in limited cases (as defined in the Plan's provisions), may withdraw before-tax contributions. Mandatory distributions from the Plan are required to begin no later than April 1 of the year following the year in which a participant attains age 72 (age 70 1/2 if the Participant was born before July 1, 1949) or retires from service with the Company, whichever is later. Actively employed participants may begin receiving distributions of pre-tax contributions at age 59 1/2.
Notes Receivable from Participants (Participant Loans)
The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balances. Participants are permitted to have up to two loans outstanding at any time. Certain other restrictions apply, as defined in the Plan.
Participant loans are repaid during fixed terms not to exceed five years (thirty years for principal home loans). Principal and interest are paid ratably, generally through payroll deductions. The loans are collateralized by the balance in the participant’s account and bear interest at fixed rates determined at loan inception. The loan interest rate is set on a quarterly basis at a rate equal to the prime rate plus 1%. Interest rates on loans outstanding as of December 31, 2022 ranged from 2.25% to 9.25%, with various maturity dates through 2052. A loan application fee of $50 is charged to the participant's account for each new loan request.
Participant loans are carried at unpaid principal balance plus accrued but unpaid interest. No allowances for credit losses have been recorded as of December 31, 2022 and 2021. Participant loans are deemed delinquent 90 days after the loan repayment is due and unpaid and are recorded as a distribution in accordance with the terms of the Plan and applicable law. Notes receivable from participants on the Statements of Net Assets Available for Benefits are presented net of delinquent participant loans of $1,231,359 and $1,268,444 at December 31, 2022 and 2021, respectively.
Rollovers
Rollovers represent transfers of account balances of certain participants into certain investments of the Plan from other qualified plans or from individual retirement accounts.
Unclaimed Benefits and Forfeitures
The benefit payable on behalf of a participant who cannot be located by the Administrator may be forfeited at such time as the Administrator has made the determination. However, the forfeiture will be restored to the participant's account by the Administrator if such participant subsequently makes a valid claim for the benefit. In limited circumstances, when a participant is automatically enrolled in the Plan and then subsequently elects not to participate in the Plan, the participant's matching Company contribution will be forfeited. In addition, Company contributions made on behalf of participants employed by LG&E are forfeited if the participant does not complete three years of service with the Company. Amounts forfeited under the Plan shall be applied either to pay the Plan’s administrative expenses or to reduce future Company contributions. The amounts of forfeiture balances at December 31, 2022 and 2021 were $778,981 and $794,398, respectively. The amount of forfeitures used to reduce employer contributions and pay plan expenses in 2022 were $489,666 and $13,091, respectively.
Note 3 - Summary of Significant Accounting Policies
Method of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Linde Retirement Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

Payment of Benefits
Benefits are recorded when paid.
Investment Valuation and Income Recognition
Plan investments, except for the fully-benefit responsive investment contract, are reported at fair value. Fair value is determined based upon quoted market prices or by using observable market based inputs, other than quoted market prices, for similar investments. Funds are valued on a daily basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The fair value per unit of investments in common trusts is measured using Net Asset Value (“NAV”) as a practical expedient and is determined by each fund’s trustee based on the fair value of the underlying securities within that fund. The fully-benefit responsive investment contract is reported at contract value, which is the relevant measure since it represents the amount that the participant would transact at under the terms of the Plan.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.
Note 4 - Risks and Uncertainties
The Plan provides various investment options that invest in any combination of Linde ordinary shares, mutual funds, common collective trusts, stable value fund, and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Note 5 - Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2022 and 2021 to the Form 5500:

	2022	2021
Net assets available for benefits per the financial statements	$2,455,033,874	$2,889,540,807
Contract value adjustment	(33,645,948)	(4,505,601)
Net assets available for benefits per the Form 5500	$2,421,387,926	$2,885,035,206

The following is a reconciliation of the total net increase in net assets available for benefits per the financial statements for the year ended December 31, 2022 to the Form 5500:

2022
Total net increase in net assets available for benefits	$(434,506,933)
Contract value adjustment as of December 31, 2022	(33,645,948)
Contract value adjustment as of December 31, 2021	4,505,601
Total net increase in net assets available for benefits per the Form 5500	$(463,647,280)

Note 6 - Fair Value Measurements
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities
Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable
Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions) and significant to the fair value measurement.

Linde Retirement Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following tables summarize investment assets measured at fair value at December 31, 2022 and 2021. During the years presented, there have been no transfers of assets between Levels 1, 2 and 3 as defined above:

Investment Assets at Fair Value at December 31, 2022
	Level 1	Level 2	Level 3	Total
Mutual Funds	$60,739,193	$—	$—	$60,739,193
Self-Directed Brokerage Account	48,749,724	—	—	48,749,724
Linde Stock	565,432,463	—	—	565,432,463
Total Investments, at Fair Value	674,921,380	—	—	674,921,380
Common Trusts*				1,460,784,810
Total Fair Value Investments				$2,135,706,190

Investment Assets at Fair Value at December 31, 2021
	Level 1	Level 2	Level 3	Total
Mutual Funds	77,633,356	—	—	77,633,356
Self-Directed Brokerage Account	60,606,531	—	—	60,606,531
Linde Stock	610,275,200	—	—	610,275,200
Total Investments, at Fair Value	748,515,087	—	—	748,515,087
Common Trusts*				1,807,343,863
Total Fair Value Investments				$2,555,858,950

* Common trusts are measured using the Net Asset Value (“NAV”) as a practical expedient for fair value as permissible under ASC Topic 820 and have not been categorized in the fair value hierarchy. Common trust NAVs are provided by the trustee and are determined by reference to the fair value of the underlying securities of the trust, less its liabilities, which are valued primarily through the use of directly or indirectly observable inputs. Depending on the common trust, underlying securities may include marketable equity securities with small, moderate, or large market capitalizations; international marketable equity securities and other investments; domestic fixed income securities; money market funds; or investment contracts issued by insurance companies and other financial institutions.

There are no plan liabilities required to be recorded at fair value at December 31, 2022 and 2021.

The following is a description of the valuation methodologies for the Plan assets measured at fair value. There have been no changes to the methodologies used at December 31, 2022 and 2021.
Mutual Funds – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in fixed income securities within the domestic market. The fair value of mutual fund investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price as quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Self-Directed Brokerage Account – This investment option primarily consists of publicly traded funds of registered investment companies. The participants have the ability to invest in Fidelity managed mutual funds and non-Fidelity managed mutual funds available through Fidelity. The fair value of the self-directed brokerage account is determined by reference to the fair value of the underlying securities within the self-directed brokerage account. The underlying investments held in the self-directed brokerage account are valued at the closing price as quoted on the exchange where the underlying securities are traded and are therefore classified as Level 1 within the valuation hierarchy.
Linde Stock – Linde Stock is classified as Level 1 within the valuation hierarchy as of December 31, 2022 and 2021. Linde plc ordinary shares are valued at the quoted closing market price from the NYSE, under the ticker symbol “LIN”.

Linde Retirement Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

Note 7 - Investments at Net Asset Value
The Plan has common trust investments with BlackRock, Northern Trust, and State Street Global Advisors. Units of the funds are valued on the valuation date, which is defined as either each day that trading occurs on the New York Stock Exchange (“NYSE”) or that the fund is open for business, depending on the common trust. Redemption frequency is on a daily basis and, as of December 31, 2022 and 2021, there were no unfunded commitments.
Note 8 - Stable Value Fund
The Prudential Stable Value Fund is a stable value fund that invests in group annuity contracts (a Synthetic Guaranteed Investment Contract or “GIC”) issued by the Prudential Insurance Company of America (“PICA”) and the Prudential Core Conservative Intermediate Bond Fund, a fixed income common trust. The objective of the fund is to provide a guaranteed and stable return to investors. The Synthetic GIC held by the Plan includes a “wrapper” contract that provides a guaranteed interest crediting rate, which is reset quarterly and cannot fall below 0%.
The Plan's investment in the Prudential Stable Value Fund is fully benefit-responsive and is therefore presented in the Statements of Net Assets Available for Benefits at contract value. Contract value represents participant contributions, accreted by the applicable interest crediting rate and reduced by withdrawals and fund management fees. Contract value is also indicative of fair value because it represents the amount that the participant would transact at under the terms of the Plan. There are no required redemption notice periods or restrictions as investments can be liquidated immediately at current market value.
Certain events may limit the ability of the Plan to transact at contract value and are contract specific. Examples of such events include the following: (1) announcement of the Company's intention to terminate the Plan, (2) announcement of the Company's intention to merge or consolidate the Plan with another tax qualified plan, and (3) determination by the Internal Revenue Service that the Plan does not meet the requirements of a qualified program under Section 401(a) of the Code. No events are probable of occurring that may limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.
In addition, certain events may allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Such events are contract specific and include the following: (1) a material breach of the contract provisions and (2) a breach of the Plan's investment guidelines, including prohibition on competing investments, that has not been remediated.
Note 9 - Tax Status
The IRS determined and informed the Company by a letter dated August 21, 2014 that the Plan and related trust were designed in accordance with applicable sections of the Code. Although the Plan has been amended and restated since the date it was submitted to the IRS, the Plan Administrator and counsel believe that in design and operation, the Plan continues to operate in accordance with applicable law.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The Plan is subject to routine audits by taxing jurisdictions.
Note 10 - Plan Expenses
Fees incurred by the Plan for investment management services are included in the net appreciation (depreciation) in the fair value of investments. Administrative fees are paid by the Plan in accordance with Plan provisions and are allocated to participants with account balances in the Plan. The rate charged to Plan participants on a quarterly basis was $11.00 and covers all administrative expenses and recordkeeping fees incurred by the Plan, in accordance with Plan provisions. To the extent deductions from participant accounts were insufficient to cover the total cost of the Plan, the difference would be paid by the Company. No plan expenses were paid by the Company during 2022.
Note 11 - Parties-in-Interest Transactions
Certain Plan investments are shares of self-directed brokerage accounts managed by Fidelity. Fidelity is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments include ordinary shares of Linde plc, the ultimate parent of the Company; therefore, these transactions, and associated dividend income, qualify as party-in-interest transactions. Participant loans also qualify as party-in-interest transactions.
As of December 31, 2022, the Plan held 1,733,486 ordinary shares of Linde stock, with a total fair value of $565,428,463. In addition, the stock purchase account held a $4,000 cash balance at year-end. As of December 31, 2021, the Plan held 1,761,605 ordinary shares of Linde stock, with a total fair value of $610,272,915. In addition, the stock purchase account held a $2,284

Linde Retirement Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

cash balance at year-end. For the year ended December 31, 2022, the Plan purchased and sold $102,376,152 and $147,224,115 of the Company’s stock, respectively. For the year ended December 31, 2021, the Plan purchased and sold $309,413,689 and $192,549,076 of the Company’s stock, respectively. During 2022, the Plan received dividend income on Company stock totaling $8,112,572. Transactions involving the Company’s stock qualify as party-in-interest transactions under the provisions of ERISA.
Note 12 - Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan's provisions to terminate the Plan at its sole discretion. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries). Participants will also become 100% vested in their employer contributions.
Note 13 - Subsequent Events
Effective January 1, 2023, a Plan amendment was made for LG&E participants related to eligible compensation for purposes of calculating contributions to the retirement plan.
Subsequent events have been evaluated through the date the financial statements were issued.

Linde Retirement Savings Plan
EIN: 06-1249050, Plan Number: 334
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2022

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

*	Linde Stock	Ordinary Shares	**	$565,432,463
*	Prudential Stable Value Fund	Stable Value Fund	**	244,178,248
	Northern Trust S&P 500 Index	Common Trust	**	215,497,602
	BlackRock Lifepath Index 2030	Common Trust	**	211,459,263
	BlackRock Lifepath Index 2025	Common Trust	**	198,061,760
	BlackRock Lifepath Index 2035	Common Trust	**	170,172,140
	BlackRock Lifepath Index Retirement	Common Trust	**	122,873,113
	BlackRock Lifepath Index 2040	Common Trust	**	110,618,177
	Northern Trust Russell 1000 Growth Index Fund	Common Trust	**	90,505,468
	BlackRock Lifepath Index 2045	Common Trust	**	84,093,435
	BlackRock Lifepath Index 2050	Common Trust	**	65,095,256
	State Street Global Advisors Russell Small / Mid Cap Index Fund	Common Trust	**	55,760,500
	Vanguard Total Bond Market Index Institutional Plus	Mutual Fund	**	52,566,314
	BrokerageLink	Self-Directed Brokerage Account	**	48,749,724
	Northern Trust Russell 1000 Value Index Fund	Common Trust	**	41,103,973
	BlackRock Lifepath Index 2055	Common Trust	**	39,729,540
	Northern Trust EAFE Index Fund	Common Trust	**	28,024,135
	BlackRock Lifepath Index 2060	Common Trust	**	13,669,076
	Northern Trust Emerging Markets Index Fund	Common Trust	**	11,875,137
	Vanguard Total International Bond Index AD	Mutual Fund	**	8,172,879
	BlackRock Lifepath Index 2065	Common Trust	**	2,246,235
	Total investments, at fair value			$2,379,884,438
*	Participant loans	Rates ranging 2.25% to 9.25%; maturities through 2052		41,057,977
	Total investments, at fair value and participant loans			$2,420,942,415

*	Party-in-interest as defined by ERISA

**	Cost information is not required for participant directed investments and, therefore, is not included
See Report of Independent Registered Public Accounting Firm

Index to Exhibits

Exhibit No.	Description

23.01	Consent of Independent Registered Public Accounting Firm

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Linde Retirement Savings Plan

June 28, 2023	By:	/s/ Kristen Putnam
Kristen Putnam,
Administration and Investment
Committee for the Linde U.S. Retirement Plans

(On behalf of the Plan)